

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 27, 2013

<u>Via E-mail</u>
Mr. Weile He
Interim Principal Financial and Accounting Officer
China Advanced Construction Materials Group, Inc.
No. 34 Industrial Park Southern District
Jiugong Town, Daxing District, Beijing
People's Republic of China 100076

> **RE:** **China Advanced Construction Materials Group, Inc.**
> **Form 10-K for the Year Ended June 30, 2012**
> **Filed September 26, 2012**
> **Form 10-Q for the Quarter Ended March 31, 2013**
> **Filed May 15, 2013**
> **File No. 1-34515**

Dear Mr. He:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended June 30, 2012</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity and Capital Resources, page 38

2.   We note that you are a holding company whose primary business operations are conducted through your wholly-owned subsidiaries BVI-ACM and China-ACMH, and your variable interest entity, Xin Ao and its subsidiaries. Based upon a series of contractual arrangements, you determined that Xin Ao and its subsidiaries are VIEs subject to consolidation and that you are the primary beneficiary. Given the risk factors presented on pages 23, 25 and 26, which identify potential restrictions on your subsidiaries to pay dividends, please provide disclosure similar to the parent company condensed financial information specified by Rule 5-04 of Regulation S-X as well as the disclosures required by Rule 4-08(e) of Regulation S-X.

Critical Accounting Policies and Estimates, page 41

Impairment Review for Long-Lived Assets, page 42

3.   You recognized impairment charges of $3.4 million for the year ended June 30, 2012 related to the impairment of the portable plants used in the manufacturing segment. To the extent that any of your long-lived assets or asset groups have estimated fair values that are not substantially in excess of the carrying values and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity, please provide the following disclosures:
- The percentage by which fair value exceeds the carrying value;
- A description of the assumptions that drive the estimated fair value;
- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your long-lived assets or asset groups, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Form 10-Q for the Quarter Ended March 31, 2013

General

4.   Please address the above comment in your interim filings as well, as applicable.

Item 1. Financial Statements, page 2

Condensed Consolidated Statements of Operations and Comprehensive Income, page 4

5.   We note that for the nine months ended March 31, 2013 the caption, "Non-operating income (expense), net" includes a $3,766,895 loss on disposal of property, plant and equipment. In accordance with ASC 360-10-45-4, please include this loss within loss from operations. Address this comment for all periods presented.

Condensed Consolidated Statement of Cash Flows, page 5

6.   We note your accounts receivable and notes, net of allowance for doubtful accounts decreased from $109,977,143 as of June 30, 2012 to $66,096,131 as of March 31, 2013. However, for the nine months ended March 31, 2013 your change in accounts and notes receivable resulted in a $1,386,175 use of cash. Please explain this apparent discrepancy. Please provide us with a rollforward of accounts and notes receivable from June 30, 2012 to March 31, 2013, separately quantifying the additions to accounts receivable, cash collections and write-offs.

7.   We note accounts payable decreased from $57,171,917 as of June 30, 2012 to $38,247,166 as of March 31, 2013. However, for the nine months ended March 31, 2013 your change in accounts payable resulted in a $2,995,764 use of cash. Please explain this apparent discrepancy.

Note 5 – Other receivables and other receivable from termination of lease, page 12

8.   We note that you entered into an agreement with a third party to terminate one operating lease. We have the following comments regarding your accounting for this transaction:
- As of the date you entered into the agreement, tell us the book value of the assets underlying the lease and how you determined the $4.1 million loss;
- For each of the three years ended June 30, 2012 and the nine months ended March 31, 2013, please tell us the amount of revenue recognized under the operating lease agreement and where and how you recorded these revenues in your historical financial statements. Please also tell us the carrying amount of the assets underlying the lease as of each period presented;
- You indicate that you received $3.9 million of the total $17.8 million interest-free note received from the third party. Please reconcile this amount to the $2.4 million cash inflow presented in the line item "Other receivable from termination of lease" within your operating cash flows for the nine months ended March 31, 2013; and
- With reference to ASC 230-10-45-12c, please address the appropriateness of reflecting the cash proceeds from this transaction as an operating cash flow.

Note 6 – Property, Plant and Equipment, page 13

9.   Please provide a rollforward of your total property, plant and equipment balance of
        $39,236,230 as June 30, 2012 to your $28,244,622 balance as of March 31, 2013,
        specifically identifying additions, deductions for sale of assets and impairments. Please
        also provide a similar rollforward for your accumulated depreciation. Please reconcile
        the amounts reflected in each rollforward to the amounts reflected in your statement of
        operations, balance sheet and cash flows.

Note 12 -- Income Taxes, page 17

10.   Given the significant amount of your deferred tax assets as well as your material loss
        from operations for the year ended June 30, 2012 and the nine months ended March 31,
        2103, please disclose how you have determined that as of March 31, 2103 it is more
        likely than not that you will realize these assets. Provide a detailed description of the
        factors considered in assessing the realizability of these assets. For example, if you are
        relying on the recognition of future pre-tax income, please disclose the amount of pre-tax
        income that you need to generate to realize the deferred tax assets. If you are relying on
        tax planning strategies, please disclose the nature of your tax planning strategies, how
        each strategy supports the realization of deferred tax assets, the amount of the shortfall
        that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-
        planning strategies. Refer to paragraphs 16-25 of ASC 740-10-30 and Section 501.14 of
        the Financial Reporting Codification for guidance.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 24

Consolidated Results of Operations, page 28

Provision for Doubtful accounts, page 29

11.   Given the significance of your accounts receivable balance and the material impact your
        provision for doubtful accounts has had on your results of operations, please expand your
        disclosures to present an aging of your accounts receivable and quantify the respective
        portion of the allowance for doubtful accounts that relates to each component of aging.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ John Cash, *for*

Rufus Decker
Accounting Branch Chief